NEWS RELEASE

EMX Royalty Announces First Quarter 2022 Results

Vancouver, British Columbia, May 16, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended March 31, 2022 ("Q1 2022"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

HIGHLIGHTS FOR Q1-2022

Financial Update

All dollar amounts in this news release are Canadian dollars (CDN) unless otherwise noted.

  Adjusted revenue and other income1 of $3,369,000 included $1,154,000 in income from the effective Caserones copper royalty interest in Chile.
  Royalty generation costs of $5,397,000 of which the Company recovered $2,695,000 from partners.
  General and administrative costs totaled $2,688,000. Impacting general and administrative costs, were higher professional fees, relating to the Barrick settlement of the Bullion Monarch litigation in the US, as well as the payment or accrual of annual compensation awards and adjustments.
  Share-based payments totaled $626,000 compared to $542,000 in Q1 2021. The aggregate share-based payments relate mainly to the fair value of restricted share units ("RSUs") vested during the period.
  Finance expenses of $1,787,000 associated with the Sprott Credit Facility and the SSR VTB note. The Company also recognized a gain on modification of the Sprott Credit Facility of $5,008,000 resulting from an extension of the maturity date.
  For the quarter, the Company had a loss from operations of $4,427,000 and net income of $23,547,000.
  Adjusted cash provided by operating activities1 of $20,928,000.

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1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 20 of the Company's MD&A for the three months ended March 31, 2022 for more information on each non-IFRS financial measure.

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  Other significant items affecting income for the three months ended March 31, 2022 included $23,846,000 of net proceeds received (after settlement of legal fees) relating to the Barrick settlement with Bullion Monarch, unrealized fair value gains on investments of $6,329,000, deferred income tax expense of $5,339,000, and foreign exchange adjustments of $1,038,000.
  As at March 31, 2022, the Company had cash and cash equivalents of $44,970,000, investments, long-term investments and loans receivable valued at $30,511,000, and loans payable of $59,226,000.

Corporate Updates

Suspension of Filing of Notice of Arbitration

EMX suspended the filing of its Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") and commenced discussions with Zijin with the goal of reaching a mutually acceptable resolution.

Settlement of the Bullion Litigation

The Company's wholly-owned subsidiary, Bullion Monarch Mining, Inc., ("Bullion") reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin Trend, Nevada. Bullion initiated litigation in 2008, before EMX acquired Bullion in 2012. Pursuant to the settlement, Barrick paid Bullion US$25 million. Of the US$25 million settlement, US$6.175 million was paid as a fee to Bullion's Reno, Nevada lawyers. The settlement of the lawsuit does not affect our 1% gross smelter return royalty from portions of Nevada Gold Mine's Leeville, Carlin East, Four Corners, and other northern Carlin Trend underground gold mining operations (the "Leeville Royalty"), which will continue to be paid.

Acquisition of Additional Royalty Interest on Caserones

Subsequent to Q1, EMX acquired an additional (effective) 0.3155% Net Smelter Return ("NSR") royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$25.74 million. When combined with EMX's (effective) 0.418% NSR interest acquired in August 2021 (see EMX news release dated August 17, 2021), EMX now holds an effective 0.7335% NSR royalty.

Impact of Covid 19

EMX continues to monitor developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity.

Royalty Generation Updates

EMX's royalty and mineral property portfolio consists of over 272 properties in North America, Europe, Turkey, Latin America and Australia (See Figure 1). The Company's portfolio is comprised of the following:

Producing Royalties	5
Advanced Royalties	9
Exploration Royalties	155
Royalty Generation Properties	103

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Figure 1. EMX's royalty and mineral property portfolio.

During Q1 2022, the Company's royalty generation business was active in North America, South America, Europe, Turkey, and Australia. The Company spent $5,397,000 and recovered $2,695,000 from partners. During the quarter the Company also completed 3 partnerships across the portfolio all the while continuing to replace partnered properties with new mineral properties.

Highlights from Q1 2022 include the following:

  In the US the Company added to its growing royalty portfolio with the completion of two new royalty agreements, the advancement of eight partner-funded work programs, including ongoing drill projects, and new generative work leading to new acquisitions.
  In Canada, partners continued to advance the portfolio with multiple field programs, including drill programs, while EMX received $89,000 in cash payments and $Nil share equity payments.
  EMX continued to expand its asset portfolio in Fennoscandia with the generation of several additional exploration properties. Nickel and other battery metals continue to be a focus of the Fennoscandia operations.
  EMX's South American royalty portfolio advanced through drill programs conducted by AbraSilver Resource Corp. Aftermath Silver Ltd, Austral Gold Ltd., and Pampa Metals Corp.
  In Australia, partner Many Peaks Gold achieved a public listing on the Australian Securities Exchange ("ASX") and commenced drilling at the Company's Queensland Gold project with results anticipated in Q2. As per the option agreement and in connection with the initial public offering, Many Peaks Gold Pty Ltd. issued to the Company 1,175,000 shares valued at $215,000 as an option fee.

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  At the end of Q1, 2022, technical reports were filed for EMX's Caserones Copper-Molybdenum Mine Royalty in Chile, EMX's Gediktepe Polymetallic Deposit Royalties in Turkey and for EMX's Timok Royalty in Serbia that covers the newly commissioned Cukaru Peki Copper and Gold Mine.

Financing Updates

Sprott Credit Facility

The Company entered into a credit facility in Q3 2021 with Sprott Private Resource Lending II (Collector), LP ("Sprott") totaling US$44 million (the "Credit Facility"). On January 24, 2022, the Company signed a credit agreement modification extending the maturity date to December 31, 2024. In connection with the extension, an additional 1.50% of the principal (US $660,000) was added to the principal balance as at January 24, 2022.

Private Placement with Franco-Nevada

Subsequent to Q1 2022, the Company completed a $12,580,000 (US$10,000,000) private placement with Franco-Nevada Corporation ("Franco-Nevada"). The proceeds were used to acquire the additional (effective) NSR on the Caserones open pit mine in northern Chile (see EMX's news release dated April 14, 2022).

Franco-Nevada purchased 3,812,121 units at $3.30 per unit. Each unit consisted of one common share of EMX and one warrant to purchase one common share of EMX for $4.45 exercisable until April 14, 2027. The shares issued upon closing and the shares issuable upon the exercise of the warrants will be subject to a four-month restricted resale (hold) period expiring August 15, 2022. Franco-Nevada now owns approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis.

Investment Updates

As at March 31, 2022, the Company had investments totaling $28,010,000 which included $22,808,000 in various public and private entities, and $5,202,000 in non-current investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate. Much of the investment portfolio was derived from royalty deals completed as part of our organic royalty generation business.

Strategic Investment in Premium Nickel Resources

Subsequent to Q1 2022, the Company completed a strategic investment in Premium Nickel Resources Corporation ("PNR"), a private Canadian company advancing nickel-copper-cobalt and platinum group element ("PGE") projects in Botswana. EMX now owns 5,412,702 shares or 6.3% of the issued and outstanding shares of PNR having purchased an additional one million shares in April 2022. This purchase was part of a recent financing completed by PNR at US$2.00 per share.

PNR recently acquired the Selebi and Selebi North nickel-copper-cobalt mines and signed an asset purchase agreement to acquire the Selkirk nickel-copper-cobalt-PGE mine, which are located in Botswana's prolific Selebi-Phikwe and Tati nickel mining districts. In February 2022, PNR announced the signing of a non-binding letter of intent providing for a business combination with North American Nickel, which trades on the TSX-V (NAN), as a path to go public.

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OUTLOOK

The year 2022 will see an increase in revenue and other income coming from our cash flowing royalties including Caserones in Chile, Leeville in Nevada, and potentially Timok in Serbia (pending conclusion of the royalty rate discussions with Zijin). Likewise, Gediktepe and Balya in Turkey have been commissioned and are scheduled to contribute to 2022 cash flows. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. The Company plans to give production guidance for 2022 later this year.

Subsequent to Q1 2022, EMX acquired an additional (effective) 0.3155% royalty interest on Caserones and completed a $12,580,000 (US$10,000,000) private placement Franco-Nevada and a strategic investment in PNR.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets (including the filing of a shelf prospectus), and the ongoing monetization of the Company's marketable securities.

EMX is well funded to identify new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

INVESTOR RELATIONS UPDATE

EMX is provided with investor relations services by Scott Close, who has provided his services from Colorado since June 1, 2007, initially as a consultant and, since Oct 1, 2010, as an employee, and by Isabel Belger, who has provided her services from Germany since January 1, 2018, as a consultant. Neither Scott nor Isabel provides their services on a fixed term basis, and EMX expects to continue to retain their services for the foreseeable future. Their services cover all aspects of liaising with shareholders and the financial investment community. The annual cost for investor relation services has been approximately US$130,000 per year over the past five years which is, has been and will continue to be paid from EMX's cash on hand. Both have also been granted, from time to time, stock options to purchase EMX shares in accordance with EMX's stock option plan and TSX Venture Exchange policy.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, Latin America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe, Turkey, and Australia.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

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For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com